



Popoca Small Business Bond™

Bond Terms: Amended for Material Changes

Bond Yield: 7.5%

Target Raise Amount: $250,000

Offering End Date: July 28, 2021

Repayment Period: 7 years (84 months)

Minimum Raise Amount: $25,000

Company Details:

Name: Popoca Oakland, LLC

Founded: 2020

Address: New location to be announced soon!

Industry: Restaurant

Employees: 4

Website: www.popocaoakland.com

Use of Funds Allocation:

If the maximum raise is met:

(12%) $30,000 - Hearth for wood-fire cooking
(34%) $85,000 - Hoods and air filtration systems
(4%) $10,000 - *Molino* or corn mill for fresh-milled masa
(27%) $67,500 - Kitchen equipment
(17.9%) $44,750 - Furniture and tableware
(1.6%) $4,000 - Lighting fixtures
(3.5%) $8,750- SMBX capital raise fees

Social:

Yelp: 4.5 Star rating

Instagram: 6.4K Followers



P O C A

Business Metrics:

	Most recent fiscal year-end: 2020	Prior fiscal year-end: 2019
Total Assets	$11,900	N/A
Cash & Cash Equivalents	$1098	N/A
Accounts Receivable	$0	N/A
Short-term Debt	$30,432	N/A
Long-term Debt	$0	N/A
Revenues / Sales	$154,017	N/A
Cost of Goods Sold	$42,941	N/A
Taxes & Licenses	$5,104	N/A
Net Income	$5,610	N/A
Gross Margins	72%	N/A

Recognition:

2019
- The Mercury News Feature
- East Bay Express Feature

2020
- Bon Appetit Feature
- San Francisco Chronicle - Best Restaurants in the East Bay
- San Francisco Chronicle - Top 88 Restaurants in the Bay

2021
- Berkeleyside NOSH Feature
- SF Eater - The Bay Area's 12 Most Anticipated Restaurant Openings of 2021

About:

Inspired by traditional Salvadoran wood-fire cooking and recipes, Popoca brings a taste of the beauty of El Salvador to Oakland, California. Popoca serves progressive Salvadoran food like pupusas and tamales that use the freshest ingredients and fresh-milled masa, cooked over a wood fire. Their mission is to find and preserve techniques from the past to bring Bay Area residents a new and authentic experience in Oakland.

Popoca means "emits smoke" to the native people of El Salvador, who stoked wood fires to prepare food over a comal for their families. Revered as more than just a means of cooking, smoke represents a prayer or offering to the spirits. Professional Bay Area chef Anthony Salguero is realizing his dream in founding Popoca to reconnect with his roots and bring Salvadoran food to his home community in Oakland. This is his offering, his popoca.

Starting in January 2020, Popoca began as a four times weekly popup restaurant within Classic Cars West, a boutique vintage car dealership located in Oakland's Uptown Arts District. Now they're popping up twice a week at Degrees Plato in Oakland's Laurel District as they work on preparations for opening their very own space.

A small team of four, Popoca raised $50k earlier this year, which has helped them with all the legal fees and licensing needed to start the journey of moving into their own space. The funds have gotten them up to their lease signing, and now they're raising to outfit their new home with equipment needed before their opening to the public later this year.

They plan on keeping on the existing team and growing to a total of 17 people. Anthony's vision includes a shared community model where other chefs will be able to pop up once or twice a week in the restaurant during the day in a cafe-style setting. But where Popoca will truly shine will be dinner, where they'll be offering an upscale dining experience with an option for guests to choose a tasting menu or a family style meal.

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